SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Baidu, Inc.

(Name of Issuer)

Class A ordinary shares

Class B ordinary shares

(Title of Class of Securities)

G07034104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G07034104	13G	Page 2 of 8 Pages

1	Name of Reporting Person Robin Yanhong Li
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5

 Sole Voting Power

512,777,776[1] Ordinary Shares (including 54,113,392 Class A ordinary shares held by certain employees who have granted Mr. Li irrevocable voting proxies with respect to these shares*). Handsome Reward Limited may also be deemed to have sole voting power with respect to 451,964,032 Ordinary Shares.

	6	Shared Voting Power 0
	7	Sole Dispositive Power 458,664,384 Ordinary Shares. Handsome Reward Limited may also be deemed to have sole voting power with respect to 451,964,032 Ordinary Shares.
	8	Shared Dispositive Power 0

9

 Aggregate Amount Beneficially Owned by Each Reporting Person

512,777,776 Ordinary Shares (including 54,113,392 Class A ordinary shares held by certain employees who have granted Mr. Li irrevocable voting proxies with respect to these shares*)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent Of Class Represented By Amount In Row 9 18.2%[2] The voting power of the shares beneficially owned represents 59.3% of the total outstanding voting power.[3]
12	Type of Reporting Person IN

[1]

Includes (i) 3,013,200 Class A ordinary shares directly held by Mr. Li on record, (ii) 3,146,232 Class A ordinary shares in the form of ADSs held by Mr. Li in the brokerage account of the administrator of the Issuer’s employee stock option program, (iii) 540,920 Class A ordinary shares issuable to Mr. Li upon vesting of restricted shares within 60 days after December 31, 2023, (iv) 439,200,000 Class B ordinary shares held on record by Handsome Reward Limited, a British Virgin Islands company wholly owned by Mr. Li, (v) 6,333,376 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of the Issuer’s employee stock option program, (vi) 6,068,640 Class A ordinary shares issuable to Handsome Reward Limited upon exercise of options within 60 days after December 31, 2023, (vii) 362,016 Class A ordinary shares issuable to Handsome Reward Limited upon vesting of restricted shares within 60 days after December 31, 2023, and (viii) 54,113,392 Class A ordinary shares in the form of ADSs held by certain employees who have granted Mr. Li irrevocable voting proxies with respect to these shares on their behalf.

[2]	Assumes conversion of all Class B ordinary shares of the Issuer into the same number of Class A ordinary shares.
[3]

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023 (taking into account the number of shares that the reporting person had the right to acquire based on the options and restricted shares that shall have become vested within 60 days after December 31, 2023). Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

*	Mr. Li does not have any economic interest with respect to the 54,113,392 Class A ordinary shares in the form of ADSs held by certain employees that are subject to irrevocable voting proxies.

CUSIP No. G07034104	13G	Page 3 of 8 Pages

1	Name of Reporting Person Handsome Reward Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 451,964,032[4] Ordinary Shares. Robin Yanhong Li may also be deemed to have sole voting power with respect to the above shares.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 451,964,032 Ordinary Shares. Robin Yanhong Li may also be deemed to have sole dispositive power with respect to the above shares.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 451,964,032 Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount in Row 9 16.1%[5] The voting power of the shares beneficially owned represents 58.5% of the total outstanding voting power.[6]
12	Type of Reporting Person CO

[4]

Includes (i) 439,200,000 Class B ordinary shares held on record by Handsome Reward Limited, (ii) 6,333,376 Class A ordinary shares in the form of ADSs held by Handsome Reward Limited in the brokerage account of the administrator of the Issuer’s employee stock option program, (iii) 6,068,640 Class A ordinary shares issuable upon exercise of options within 60 days after December 31, 2023, and (iv) 362,016 Class A ordinary shares issuable upon vesting of restricted shares within 60 days after December 31, 2023.

[5]	Assumes conversion of all Class B ordinary shares of the Issuer into the same number of Class A ordinary shares.
[6]

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023 (taking into account the number of shares that the reporting person had the right to acquire based on the options and restricted shares that shall have become vested within 60 days after December 31, 2023). Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

CUSIP No. G07034104	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Baidu, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

Item 2(a).	Name of Person Filing:

Robin Yanhong Li

Handsome Reward Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Robin Yanhong Li

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

Handsome Reward Limited

c/o Robin Yanhong Li

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

Item 2(c)	Citizenship:

Robin Yanhong Li – The People’s Republic of China

Handsome Reward Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares and Class B ordinary shares of the Issuer (collectively, “Ordinary Shares”)

Item 2(e).	CUSIP Number:

G07034104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

CUSIP No. G07034104	13G	Page 5 of 8 Pages

Item 4.	Ownership:

The following information with respect to the ownership of the Ordinary Shares of the Issuer by each of the reporting persons is provided as of December 31, 2023:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Robin Yanhong Li	512,777,776	18.2%	512,777,776	0	458,664,384	0
Handsome Reward Limited	451,964,032	16.1%	451,964,032	0	451,964,032	0

The above table includes collectively those Class A ordinary shares and Class B ordinary shares held by each reporting person, and assumes conversion of all Class B ordinary shares of the Issuer into the same number of Class A ordinary shares.

As of December 31, 2023, Robin Yanhong Li was the record holder of 3,013,200 Class A ordinary shares, and owned 3,146,232 Class A ordinary shares in the form of ADSs in the brokerage account of the administrator of the Issuer’s employee stock option program. Mr. Li also had the right to acquire 540,920 Class A ordinary shares upon vesting of restricted shares, granted under the Issuer’s share incentive plans, within 60 days after December 31, 2023. As of December 31, 2023, Mr. Li was able to exercise the voting power with respect to 54,113,392 Class A ordinary shares in the form of ADSs over which certain employees have granted irrevocable voting proxies, but he does not have any economic interest with respect to these shares.

As of December 31, 2023, Handsome Reward Limited, a British Virgin Islands company, was the record holder of 439,200,000 Class B ordinary shares, and owned 6,333,376 Class A ordinary shares in the form of ADSs in the brokerage account of the administrator of the Issuer’s employee stock option program. Handsome Reward Limited also had right to acquire 6,068,640 Class A ordinary shares upon exercise of options, and 362,016 Class A ordinary shares upon vesting of restricted shares, granted under the Issuer’s share incentive plans, within 60 days after December 31, 2023. Robin Yanhong Li is the sole owner and director of Handsome Reward Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Robin Yanhong Li may be deemed to beneficially own all of the shares held by Handsome Reward Limited.

The voting power of the shares beneficially owned by Robin Yanhong Li represented 59.3% of the total outstanding voting power of the Issuer as of December 31, 2023. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023 (taking into account the number of shares that the reporting person had the right to acquire based on the options and restricted shares that shall have become vested within 60 days after December 31, 2023). Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

CUSIP No. G07034104	13G	Page 6 of 8 Pages

As of December 31, 2023, Melissa Ma, Robin Yanhong Li’s wife, was the record holder of 3,732,240 Class A ordinary shares and 85,480,000 Class B ordinary shares, and also owned 41,860 ADSs in the brokerage account of the administrator of the Issuer’s employee stock option program. Robin Yanhong Li may be deemed to share beneficial ownership of the shares owned by Melissa Ma. Mr. Li expressly disclaims such beneficial ownership of the shares beneficially owned by Ms. Ma.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. G07034104	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Robin Yanhong Li	/s/ Robin Yanhong Li
Robin Yanhong Li

Handsome Reward Limited	By:	/s/ Robin Yanhong Li
Name: Robin Yanhong Li
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement